Stockholder Meeting Results:
The Fund held meeting of stockholders on October 25, 2016.
Stockholders voted as indicated below:


					 Affirmative   Against  Abstain
Re-election of Joseph T. Grause, Jr. -
Class I to serve until 2019	 	 3,467,280   2,673,139  50,479


Re-election of Julian Reid -          	 5,826,976     328,488   35,433
Class I to serve until 2019


Ms. Marran H. Ogilvie and Messrs. Christopher B. Brader and Richard A. Silver continue to serve as Directors of the Fund.